Exhibit 99.31

THIS FORM OF PROXY SOLICITED BY THE MANAGEMENT OF WBM CAPITAL CORP. FOR USE AT A SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 25, 2025

This proxy is solicited on behalf of the management of WBM Capital Corp. (the “Corporation”). The undersigned shareholder(s) of the Corporation hereby appoint(s) Grant Duthie, or failing this person Nanditha Iyer, both legal counsel of the Corporation, as nominee of the undersigned, to attend and vote on behalf of the undersigned at the special meeting of shareholders of the Corporation (the “Meeting”) to be held at the offices of Garfinkle Biderman LLP, 1 Adelaide Street East, Suite 801, Toronto, Ontario M5C 2V9 on August 25, 2025 at 1:00PM (Toronto time) and at any adjournment thereof.

The undersigned specifies that all of the common shares of the Corporation (the “Common Shares”) owned or held by the undersigned represented by this form of proxy in respect of the resolution described below shall be voted as follows:

1.	VOTED FOR ( ) AGAINST ( ) a special resolution, the full text of which is set forth in Appendix “A” to the Corporation’s management information circular dated August 5, 2025 , to authorize and approve the replacement of the articles and notice of articles of the Corporation providing for, among other things, (i) the restatement of the rights and restrictions of the existing class of Common Shares, and (ii) the creation of a class of non-voting shares, with the timing to be determined by the board of directors of the Corporation at a date no later than twenty-four (24) months following the Meeting.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting or any adjournment thereof.

I/We authorize you to act in accordance with my/our instructions as set out above.

Signature of Shareholder

Name of Shareholder (please print)

Phone Number of Shareholder

DATED _________________, 2025.

Notes:

1.	This form of proxy must be dated and signed by the appointor or their attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.

2.	A shareholder has the right to appoint a person or company (who need not be a shareholder) to represent the shareholder at the Meeting or any adjournment thereof other than the persons designated in the enclosed form of proxy. Such right may be exercised by delivering the completed and executed proxy to the office of the Corporation’s legal counsel indicated below by 1:00 PM (Toronto time) on August 21, 2025 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournments as the time by which proxies to be used or acted upon at the Meeting or any adjournments thereof shall be deposited with the Corporation’s legal counsel.

3.	The shares represented by this proxy will be voted, voted against or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. Where no choice is specified, this proxy will confer discretionary authority and will be VOTED FOR the resolutions referred to herein.

4.	Please date the proxy. If not dated, the proxy shall be deemed to be dated on the date on which it is mailed.

5.	This proxy ceases to be valid one year from its date.

6.	If your address as shown is incorrect, please give your correct address when returning this proxy.

7.	If you do not wish to appoint either of the persons named in this proxy, you should strike out their names and insert in the blank space provided, the name of the person you wish to act as proxyholder. Such other person need not be a shareholder of the Corporation.

Please return the form of proxy to:

801-1 ADELAIDE ST. EAST TORONTO, ON M5C 2V9

ATTENTION: GRANT DUTHIE
Email: gduthie@garfinkle.com